# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rivulet Entertainment, Inc., CIK 0001342936
CUSIP: 00767C205
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 7659 E. WOOD DRIVE, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 11/12/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 2046427

## Reporting persons
- Lawrence M. Silver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,651,390; shared voting power 0; sole dispositive power 12,651,390; shared dispositive power 0; aggregate amount beneficially owned 12,651,390 (11.982% of the class)

## Item 1. Issuer
Name of issuer: Rivulet Entertainment, Inc.
Address of issuer's principal executive offices: 7659 E. Wood Drive, Scottsdale, AZ 85260

## Item 2. Person Filing
Name of person filing: Lawrence M. Silver
Address of principal business office or, if none, residence:
200 E Palmetto Park Rd., Suite 600
Boca Raton Fl 33432-5627
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,651,390
Percent of class: 11.982
Sole power to vote or to direct the vote: 12,651,390
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,651,390
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lawrence M. Silver: /s/ Lawrence M. Silver, Individual Investor (11/26/2024)